Taylor Devices, Inc.

NOMINATING COMMITTEE CHARTER

        The Nominating Committee of Taylor Devices, Inc. shall be a standing committee of the Board of Directors; and shall be comprised of not fewer than three members of the Board, all of whom shall be "independent" within the meaning of applicable NASD listing standards.  Such standards are set forth on Attachment A, "Director Independence Standards," and may be revised from time to time.

        In its consideration and selection of nominees proposed for election to the Board of Directors, the Nominating Committee shall at all times be governed by the "Director Nominating Process and Policy," attached as Attachment B; and shall take into account the qualifications set forth on Attachment C, "Director Qualification Criteria."

        The Nominating Committee shall consider recommendations for director nominees made by shareholders (including self-nominees) on the same basis as other candidates, so long as the individuals proposed by shareholders meet Taylor's Director Qualification Criteria, and each submission is accompanied by the information required in paragraph 4 of Attachment B.

        Shareholder recommendations for director nominees may be made in writing c/o the Corporate Secretary's Office, at the address shown on Attachment D, "Shareholder Communications with the Board," or electronically at Taylor's internet web site.

Attachment A - Director Independence Standards
Attachment B -  Director Nominating Process and Policy
Attachment C -  Director Qualification Criteria
Attachment D -  Shareholder Communications with the Board

Approved by the Board of Directors
of Taylor Devices, Inc. on
February 9, 2005

ATTACHMENT A

Taylor Devices, Inc.
Director Independence Standards

        The Board of Directors of Taylor Devices, Inc. has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, the Board must determine that the director has no material relationship with Taylor, other than as a director, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards, based on the independence standards established by the NASD:

        1.            A director will not be considered "independent" if the following conditions are present:

  The director is, or at any time during the past three years, was employed by Taylor or by any parent or subsidiary of Taylor;
  The director, or a Family Member of the director, accepted any payments from Taylor or any parent or subsidiary of Taylor in excess of $60,000 during the current or any of the past three fiscal years, other than compensation for Board or Board committee service; payments arising solely from investments in Taylor's securities; compensation paid to a family member who is a non-executive employee of Taylor; benefits under a tax-qualified retirement plan or non-discretionary spending; or certain loans permitted under Section 13(k) of the Securities Exchange Act of 1934;
  The director is a Family Member of an individual who is, or at any time during the past three years was, employed by Taylor or by any parent or subsidiary of Taylor as an executive officer;
  The director, or a Family Member of the director, is a partner in, or a controlling shareholder or an executive officer of, any organization to which Taylor made, or from which Taylor received, payments (other than payments arising solely from investments in Taylor's securities or payments under non-discretionary charitable contribution matching programs) for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more;
  The director, or a Family Member of the Director, was employed as an executive officer of another entity where at any time during the past three years any of Taylor's present executives serve on that entity's compensation committee; or
  The director, or a Family Member of the Director, is a current partner or employee of Taylor's outside auditor or worked on Taylor's audit at any time during any of the past three years.

        2.            For purposes of these standards, a "Family Member" includes a person's spouse, parents, children, and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

ATTACHMENT B

Taylor Devices, Inc.
Director Nominating Process and Policy

        The following is the process and policy that the Nominating Committee of Taylor shall follow when selecting nominees for director to the Board of Directors of the Company.

        1.    The Committee shall utilize the Director Qualification Criteria established by the Committee to select the most qualified candidates.

        2.    The Committee shall solicit candidate recommendations from Committee members, other Directors and management.

        3.    The Committee may engage the services of search firms and advisors to help the Committee identify and screen potential director nominees.

        4.    The Committee shall consider recommendations for director nominees made by shareholders and other sources (including self-nominees) if these individuals meet the Director Qualification Criteria.  For consideration by the Committee, the submission must be sent to the Corporate Secretary's Office and shall include a detailed background of the suggested candidate demonstrating how the individual meets the Director Qualification Criteria.  If a candidate proposed by a shareholder or other source meets the Director Qualification Criteria, the individual will be considered on the same basis as other candidates.

        5.    The Committee shall assess the Board's current and anticipated strengths and needs based upon the Board's current profile and Taylor's current and future needs.  The Committee should select candidates so that the Board has an appropriate balance of expertise or experience in accounting and finance, technology, management, international business outside of the United States, compensation, corporate governance, strategy, industry knowledge and general business matters.

        6.    The Committee shall screen the slate of director candidates to identify the individuals who best fit the Director Qualification Criteria and the Committee's assessment of the Board's needs.

        7.    During the selection process, the Committee shall seek inclusion and diversity within the Board and adhere to Taylor's policy of maintaining an environment free from discrimination based upon race, color, religion, national origin, sex, age, disability, sexual preference or orientation, marital status or any other unlawful factor.

        8.    Prior to nomination of a new director, the Committee may retain an advisor to check the references and background on the candidate. In addition, the Committee will follow other prudent practices prior to nomination, such as interviews of the potential nominee with Board members and senior management.

        9.    Based upon the results of the foregoing, the Committee shall (a) recommend for election by the Board, a candidate to fill a vacancy or a newly created directorship, or (b) for each annual meeting, recommend for nomination by the Board a slate of directors for the election by shareholders.

ATTACHMENT C

Taylor Devices, Inc.
Director Qualification Criteria

        Taylor Devices, Inc. strives to have a Board of Directors consisting of members who will work diligently to promote the long-term interests of the Taylor and its shareholders. Taylor's Nominating Committee and the Board of Directors will take into account the following criteria when determining the qualifications of a candidate for director.

        10.    INTEGRITY.  Directors should have the highest level of integrity and ethical character and share Taylor's values.

        11.    REPUTATION.  Directors should have reputations, both personal and professional, consisting with Taylor's image and reputation.

        12.    JUDGMENT.  Directors should have the ability to exercise sound business judgment on a broad range of issues.

        13.    KNOWLEDGE.  Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

        14.    INDEPENDENCE.  Directors who are not current or former management should meet the Director Independence Standards.  In addition, directors should be independent in their thought and judgment so that they represent the long-term interests of all shareholders of Taylor.

        15.    EXPERIENCE AND ACCOMPLISHMENTS.  Directors should have significant experience, and proven performance in professional endeavors.  In particular, directors should have experience as a CEO, COO, CFO, or other high level business or leadership position in companies, government, educational or other non-profit institutions.

        16.    BOARD INTERACTION.  Directors should value board and team performance over individual performance, demonstrate respect for others and facilitate superior board performance.  Directors should be actively involved in the Board and its decision-making.

        17.    COMMITMENT.  Directors should be able and willing to devote the required amount of time to Taylor's affairs, including preparing for and attending meetings of the Board and its committees. Other board memberships, current occupation, meeting attendance and preparedness at meetings should be taken into consideration.

        18.    SKILLS.  Directors should have expertise in one or more of the following areas:  accounting and finance, technology, management, international business outside of the United States, compensation, corporate governance, strategy, industry knowledge and general business matters.

        19.    LONG-TERM COMMITMENT.  Directors should have the ability and commitment to serve on the Board for an extended period.

ATTACHMENT D

Taylor Devices, Inc.
Shareholder Communications with the Board

        Shareholders of Taylor Devices, Inc. may communicate with the Board of Directors or individual directors through the Corporate Secretary's Office of Taylor, as follows:

                        Taylor Devices, Inc.
                        Corporate Secretary
                        90 Taylor Drive
                        PO Box 748
                        North Tonawanda, New York 14120-0748

        Shareholder communications received by the Corporate Secretary's Office shall be handled in the following manner:

        20.    Shareholder communications will be reviewed by the Corporate Secretary's Office to determine the appropriate action.

        21.    Any communications that (a) allege or report misconduct or fiscal improprieties, (b) raise issues about internal accounting controls or other accounting or audit matters, or (c) raise concerns about other significant matters will be directed to the Chairman of the Audit Committee.

        22.    If a shareholder communication requests information about Taylor, the Board, or any individual director, and the request can be answered with information that can be shared publicly, the Corporate Secretary's Office may respond without notifying the directors.

        23.    If a shareholder communication makes a recommendation for a director nominee to Taylor's Board of Directors, the Corporate Secretary's Office will forward the recommendation and supporting information to the Chairman of the Nominating Committee.

        24.    If a shareholder communication is of another nature, the Corporate Secretary's Office will determine if a response is appropriate and can be made by Taylor.  If a response is appropriate, the Company may respond directly on behalf of the Board or any of the directors.

        25.    The Corporate Secretary's Office will periodically provide the Chairman of the Board, the Chairman of the Audit Committee, or the Chairman of the Nominating Committee, as appropriate, with information about the number and types of shareholder communications received, the number of responses sent, and the disposition, if applicable.

        26.    Copies of shareholder communications shall be provided to any director upon the director's request. If a director requests that all shareholder communications sent to the director care of the Company be forwarded to him, the Corporate Secretary's Office shall promptly forward all such communications to the director.

        27.    The Corporate Secretary's Office will keep copies of all shareholder communications for a period of time consistent with Taylor's records retention policy.

        28.    Taylor does not guarantee the confidentiality of any communication from shareholders.